UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

Chamath Palihapitiya

SCH Sponsor Corp.

120 Hawthorne Avenue

Palo Alto, California 94301

(650) 521-9007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Robert Sanchez

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004-2400

(202) 842-7800

October 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92766K106	13D	Page 1 of 10 pages

1	Names of Reporting Persons SCH Sponsor Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.7%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 2 of 10 pages

1	Names of Reporting Persons Chamath Palihapitiya
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 10,000,000
	8	Shared Voting Power 23,750,000
	9	Sole Dispositive Power 10,000,000
	10	Shared Dispositive Power 23,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person IN

CUSIP No. 92766K106	13D	Page 3 of 10 pages

1	Names of Reporting Persons Ian Osborne
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.7%
14	Type of Reporting Person IN

CUSIP No. 92766K106	13D	Page 4 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011.

Item 2.	Identity and Background.

SCH Sponsor Corp., a Cayman Islands exempted company (the “Sponsor”), Chamath Palihapitiya, a citizen of the United States, and Ian Osborne, a citizen of the United Kingdom (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is c/o Social Capital Hedosophia Holdings Corp., 120 Hawthorne Avenue, Palo Alto, California 94301.

The Reporting Persons, Vieco USA, Inc. (“Vieco US”), Vieco 10 Limited (“V10”), Virgin Investments Limited (“VIL”), Virgin Group Investments LLC (“VGIL”), Corvina Holdings Limited (“Corvina”), Virgin Group Holdings Limited (“VGHL”) and Sir Richard Branson (together with Vieco US, V10, VIL, VGIL, Corvina and VGHL, the “Virgin Filers”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Virgin Filers are not the subject of this Schedule 13D and accordingly, none of the Virgin Filers is included as a Reporting Person. For a description of the relationship between the Reporting Persons and the Virgin Filers, see Item 4 below.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of Social Capital Hedosophia Holdings Corp. (“SCH” ), a Cayman Islands exempted company and the predecessor in interest to the Issuer, Sponsor purchased 14,375,000 Class B ordinary shares of SCH for an aggregate purchase price of $25,000, or approximately $0.002 per share (the “Founder Shares”) and in connection with such initial public offering purchased warrants to purchase 8,000,000 Class A ordinary shares of SCH for an aggregate purchase price of $12.0 million, or $1.50 per warrant (the “Private Placement Warrants”). On September 13, 2017, SCH effected a pro rata share capitalization resulting in an increase in the total number of Founder Shares outstanding from 14,375,000 to 17,250,000 in order to maintain the ownership of Founder Shares by the Sponsor at 20% of the issued and outstanding ordinary shares of Issuer upon consummation of its initial public offering.

CUSIP No. 92766K106	13D	Page 5 of 10 pages

Sponsor obtained the funds to purchase the Founder Shares and the Private Placement Warrants from its working capital.

On October 25, 2019, in connection with the closing of the Business Combination (as defined herein), the Founder Shares automatically converted into 15,750,000 shares of Common Stock of the Issuer for no additional consideration.

In addition, on October 25, 2019, Mr. Palihapitiya purchased 10,000,000 shares of Common Stock of the Issuer from Vieco US for aggregate consideration of $100.0 million, or $10.00 per share. Mr. Palihapitiya obtained the funds for the purchase of these shares from the proceeds of a Loan & Guaranty Agreement (the “Loan Agreement”) entered into with Credit Suisse AG, New York Branch on October 25, 2019. As security for his obligations under the Loan Agreement, Mr. Palihapitiya pledged the 10,000,000 shares of Common Stock pursuant to a Security and Pledge Agreement, dated as of October 25, 2019, with Credit Suisse AG, New York Branch.

Item 4.	Purpose of Transaction.

Business Combination

On October 25, 2019, the Issuer reincorporated as a Delaware corporation and consummated the acquisition of TSC Vehicle Holdings, Inc. (“TSCV”), Virgin Galactic Vehicle Holdings, Inc. (“VGVH”) and VGH, LLC (together with TSCV and VGVH, the “VG Companies”) (the “Business Combination”) pursuant to the Agreement and Plan of Merger, dated as of July 9, 2019, as amended on October 2, 2019 (the “Merger Agreement”), by and among V10, Vieco US, Foundation Sub 1, Inc. (“Merger Sub A”), Foundation Sub 2, Inc. (“Merger Sub B”), Foundation Sub LLC (“Merger Sub LLC” and, collectively with Merger Sub A and Merger Sub B, the “Merger Subs”) and the VG Companies. Upon consummation of the Business Combination, the Founder Shares were automatically converted into shares of Common Stock. In addition, the exercisability of the Private Placement Warrants was conditioned on the completion of the Business Combination.

Purchase Agreement

In connection with the Merger Agreement, Sponsor entered into a purchase agreement, dated as of July 9, 2019, (as further supplemented by the Assignment, Consent and Waiver Agreement, dated as of October 2, 2019, the “Purchase Agreement”), with V10, Vieco US and Mr. Palihapitiya. Pursuant to the Purchase Agreement, on October 25, 2019, Mr. Palihapitiya purchased 10,000,000 shares of Common Stock from Vieco US at a price of $10.00 per share.

Stockholders’ Agreement

On October 25, 2019, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Vieco US, Sponsor and Mr. Palihapitiya (together with Vieco US and the Sponsor, the “Voting Parties”), which sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the identity of the Chairperson of the Issuer’s Board of Directors (the “Board”); voting rights; and approval rights and limitations with respect to certain transactions.

CUSIP No. 92766K106	13D	Page 6 of 10 pages

Director Designation

For so long as Sponsor and Mr. Palihapitiya collectively beneficially own Common Stock representing 90% or more of the Common Stock owned by Sponsor and Mr. Palihapitiya immediately after the consummation of the transactions contemplated by the Merger Agreement and the Purchase Agreement, Mr. Palihapitiya may designate two individuals to serve on the Board. In the event that Sponsor and Mr. Palihapitiya collectively beneficially own less than 90% of the Common Stock but 50% or more of the Common Stock owned by Sponsor and Mr. Palihapitiya immediately after the consummation of the transactions contemplated by the Merger Agreement and the Purchase Agreement, Mr. Palihapitiya may designate one director to serve on the Board. In the event that Sponsor and Mr. Palihapitiya collectively beneficially own less than 50% of the Common Stock owned by Sponsor and Mr. Palihapitiya immediately after the consummation of the transactions contemplated by the Merger Agreement and the Purchase Agreement, Mr. Palihapitiya will not have the right to designate any directors. Upon any decrease in the number of directors that Mr. Palihapitiya is entitled to designate for nomination to the Board, Mr. Palihapitiya shall take all necessary action to cause the appropriate number of designees to offer to tender their resignation, effective as of the next annual meeting of stockholders of Issuer.

At the closing of the Business Combination, Mr. Palihapitiya and Adam Bain were designated to serve on the Board.

Voting Rights

Pursuant to the Stockholders’ Agreement, each of the Issuer and the Voting Parties have agreed not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with the Stockholders’ Agreement) that would frustrate, obstruct or otherwise affect the provisions of the Stockholders’ Agreement. Each Voting Party will vote all of its shares of Common Stock held by such Voting Party in such manner as may be necessary to elect and/or maintain in office as members of the Board those individuals designated in accordance with the Stockholders’ Agreement and to otherwise effect the intent of the provisions of the Stockholders’ Agreement.

Registration Rights Agreement

At the closing of the Business Combination, the Issuer, Vieco US, the Sponsor and Mr. Palihapitiya entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to register for resale certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. The Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of Common Stock held by Sponsor following the Business Combination, including a two-year lock-up of such shares.

The foregoing descriptions of the Merger Agreement, Purchase Agreement, Stockholders’ Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 92766K106	13D	Page 7 of 10 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 92766K106	13D	Page 8 of 10 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 195,587,552 shares of Common Stock outstanding as of October 25, 2019:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SCH Sponsor Corp.	23,750,000	11.7%	0	23,750,000	0	23,750,000
Chamath Palihapitiya	33,750,000	16.6%	10,000,000	23,750,000	10,000,000	23,750,000
Ian Osborne	23,750,000	11.7%	0	23,750,000	0	23,750,000

(1)

As discussed in Item 2 above, the Virgin Filers are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Virgin Filers.

Sponsor is the record holder of 15,750,000 shares of Common Stock and warrants to purchase 8,000,000 shares of Common Stock that may be exercised within 60 days of the date of this Schedule 13D. Mr. Palihapitiya and Mr. Osborne share voting and dispositive power over the shares beneficially owned by the Sponsor as a result of being the sole directors of the Sponsor and sharing control over the Sponsor.

In addition, Mr. Palihapitiya is the record holder and sole owner of 10,000,000 shares of Common Stock.

(c)	Except as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement, Purchase Agreement, Stockholders’ Agreement and Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

CUSIP No. 92766K106	13D	Page 9 of 10 pages

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger, dated as of July 9, 2019, by and among the Issuer, Vieco 10 Limited, Foundation Sub 1, Inc., Foundation Sub 2, Inc., Foundation Sub LLC, TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc. and VGH, LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Issuer’s Current Report on Form 8-K filed July 11, 2019).

3	Amendment No. 1 to Agreement And Plan of Merger, dated as of October 2, 2019, by and among the Issuer, Foundation Sub 1, Inc., Foundation Sub 2, Inc., Foundation Sub LLC, Vieco 10 Limited, Vieco USA, Inc., TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc., and VGH, LLC (incorporated by reference to Exhibit 2.1(a) to the Issuer’s Registration Statement on Form S-4 (File No. 33-233098) filed October 3, 2019).

4	Purchase Agreement, dated July 9, 2019, by and among the Issuer, Chamath Palihapitiya and Vieco US (incorporated by reference to Exhibit 10.1 to the Issuer’s amended Current Report on Form 8-K/A filed on July 11, 2019).

5	Stockholders’ Agreement by and among VGH, Inc., the Sponsor, Chamath Palihapitiya and Vieco US (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on October 28, 2019).

6	Amended and Restated Registration Rights Agreement by and among VGH, Inc., Vieco US, the Sponsor and Chamath Palihapitiya (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on October 28, 2019).

CUSIP No. 92766K106	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2019

SCH Sponsor Corp.

By:	/s/ Chamath Palihapitiya
Name:	Chamath Palihapitiya
Title:	Managing Director

Chamath Palihapitiya

/s/ Chamath Palihapitiya

Ian Osborne

/s/ Ian Osborne